Exhibit 99.2

Unaudited Interim Consolidated Financial Statements
Third Quarter - Fiscal 2010

Q3

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

[thousands of Canadian dollars]	As at September 30, 2010 $	As at December 31, 2009 $

ASSETS [note 8]
Current
Cash and cash equivalents [note 13]	22,901	23,650
Marketable securities [note 4]	29,319	854
Accounts receivable	6,446	4,736
Research and development tax credits receivable	2,140	2,584
Income taxes receivable	10	223
Inventories [note 5]	3,560	2,637
Prepaid expenses and other assets	1,500	701
Total current assets	65,876	35,385
Restricted investments	219	133
Long-term investments [note 6]	18,532	2,885
Property, plant and equipment	7,714	8,575
Intangible assets	1,864	2,018
Future income tax assets	122	124
	94,327	49,120

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities [note 7]	19,764	18,124
Current portion of deferred revenue [note 13]	8,898	2,938
Current portion of obligations under capital leases	342	309
Current portion of long-term debt [note 8]	5,968	3,558
Total current liabilities	34,972	24,929
Deferred revenue [note 13]	34,271	14,364
Obligations under capital leases	4,773	5,033
Long-term debt [note 8]	31,585	18,939
Total liabilities	105,601	63,265

Shareholders’ deficiency
Capital stock [note 9]
Common shares, no par value, unlimited authorized shares, 71,571,641 and 57,456,364 issued as at September 30, 2010 and December 31, 2009, respectively	260,251	242,316
Warrants [note 9]	6,133	937
Contributed surplus [note 9]	17,353	16,385
Deficit	(295,149)	(273,625)
Accumulated other comprehensive income (loss)	138	(158)
Total shareholders’ deficiency	(11,274)	(14,145)
	94,327	49,120

Contingencies [note 11]
Subsequent events [note 17]

See accompanying notes

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	For the three months ended:		For the nine months ended:
[thousands of Canadian dollars, except share and per share amounts]	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

REVENUE
Product sales [note 14]	4,036	5,187	11,560	13,816
Licensing [note 13]	4,320	1,191	6,003	3,664
Royalties	544	201	1,784	325
Services and research and development collaborations [note 14]	674	46	1,746	46
	9,574	6,625	21,093	17,851

EXPENSES
Cost of goods sold, excluding amortization [note 5]	1,775	2,154	5,341	6,151
Research and development expenses, net [note 10]	2,112	2,898	6,330	9,429
Selling, general and administrative expenses	11,159	8,310	24,946	21,701
Financial expenses	1,364	1,013	3,674	3,010
Amortization of property, plant and equipment and intangible assets	418	442	1,278	1,358
Interest income [notes 6 and 14]	(369)	(84)	(757)	(378)
Foreign exchange loss (gain)	(1)	(1,215)	1,452	(3,679)
	16,458	13,518	42,264	37,592
Loss before income taxes	(6,884)	(6,893)	(21,171)	(19,741)
Income tax expense	351	11	353	11
Net loss for the period	(7,235)	(6,904)	(21,524)	(19,752)

Net loss per share - basic and diluted	(0.10)	(0.12)	(0.31)	(0.35)

Weighted average number of common shares outstanding	71,571,641	57,388,302	69,082,537	57,020,122

See accompanying notes

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS
OF COMPREHENSIVE LOSS
[Unaudited]

	For the three months ended:		For the nine months ended:
[thousands of Canadian dollars]	September	September 30,	September	September 30,
	30, 2010	2009	30, 2010	2009
	$	$		$
Net loss for the period	(7,235)	(6,904)	(21,524)	(19,752)
Unrealized net gains and/or losses on marketable
securities in prior periods transferred to net loss
in the current period	(140)	(24)	42	(1,421)
Changes in unrealized gains or losses on
marketable securities	(70)	(419)	46	(961)
Cumulative translation adjustment	283	—	208	—
Comprehensive loss for the period	(7,162)	(7,347)	(21,228)	(22,134)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
[Unaudited]

For the nine months ended: [thousands of Canadian dollars]	September 30, 2010 $	September 30, 2009 $
Balance, beginning of period	(287,914)	(247,515)
Net loss for the period	(7,235)	(19,752)
Balance, end of period	(295,149)	(267,267)

See accompanying notes

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

	For the three months ended:		For the nine months ended:
[thousands of Canadian dollars]	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

OPERATING ACTIVITIES
Net loss for the period	(7,235)	(6,904)	(21,524)	(19,752)
Items not affecting cash
Amortization of property, plant and equipment	349	396	1,066	1,229
Amortization of intangible assets	69	46	212	129
Amortization of premiums and discounts on marketable securities	-	36	7	90
Loss on sale of property, plant and equipment	-	65	-	65
Non-cash interest income [note 6]	(85)	-	(335)	-
Non-cash financial expenses	235	206	702	496
Unrealized foreign exchange loss (gain)	55	(1,177)	1,455	(2,012)
Stock-based compensation	135	136	970	1,339
	(6,477)	(7,196)	(17,447)	(18,416)
Net change in other operating items	(3,028)	1,502	25,569	(834)
	(9,505)	(5,694)	8,122	(19,250)

INVESTING ACTIVITIES
Acquisition of marketable securities	(29,359)	-	(34,454)	(8,466)
Proceeds from disposals of marketable securities	-	3,400	-	9,420
Proceeds from maturities of marketable securities	5,095	595	6,087	23,605
Acquisition of restricted investment	(65)	-	(91)	-
Issuance of term loan	-	-	(7,192)	-
Acquisition of property, plant and equipment	(94)	(251)	(247)	(319)
Acquisition of intangible assets	(8)	(4)	(58)	(57)
	(24,431)	3,740	(35,955)	24,183

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(79)	(68)	(228)	(199)
Repayment of long-term debt	(2)	-	(4)	-
Proceeds from issuance of long-term debt	-	2,549	7,192	2,549
Proceeds from issuance of common shares	-	366	18,415	527
Proceeds from issuance of warrants	-	-	5,429	-
Payment of issuance costs of common shares and warrants	(493)	(35)	(1,188)	(35)
Financing costs incurred	-	(8)	(550)	(362)
	(574)	2,804	29,066	2,480

Foreign exchange gain (loss) on cash held in foreign currencies	(574)	(581)	(1,982)	(1,258)
Net change in cash and cash equivalents during the period	(35,084)	269	(749)	6,155
Cash and cash equivalents, beginning of period	57,985	14,259	23,650	8,373
Cash and cash equivalents, end of period	22,901	14,528	22,901	14,528
Supplemental cash flow information:
Interest paid	771	802	2,279	2,294
Income taxes paid	351	128	149	216
See accompanying notes

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec), is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that may have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”] for interim financial statements. Accordingly, they do not include all of the information and notes required by Canadian GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009 and the accompanying notes, included in the Company’s 2009 annual report. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 15.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2009 included in the Company’s 2009 annual report.

3.	RECENTLY ADOPTED ACCOUNTING POLICIES

The following accounting policies have been adopted during the nine-month period ended September 30, 2010:

[i]	Revenue recognition

Services revenue - Revenue arising from the provision of services is recognized as the services are rendered and when reasonable assurance exists regarding measurement and collectibility.

[ii]	Foreign currency translation

The Company’s newly formed foreign joint venture [note 13] is considered to be a self-sustaining foreign entity and is accounted for in accordance with the current rate method. Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the balance sheet date exchange rate. Revenue and expense items, including amortization, are translated into Canadian dollars at the exchange rate in effect on the dates at which such items are recognized in income during the period. Exchange gains and losses arising from the translation of the financial statements of the self-sustaining foreign entity are recognized in a separate component of shareholders’ deficiency in accumulated other comprehensive income.
.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

3.	RECENTLY ADOPTED ACCOUNTING POLICIES [CONT’D]

[iii]	Principles of consolidation [Cont’d]

The Company’s interests in joint ventures are accounted for using proportionate consolidation, resulting in the Company recognizing in its consolidated balance sheets, its share of the assets and liabilities of joint ventures, and in its consolidated statements of operations, its share of the revenue and expenses of joint ventures [note 13].

4.      MARKETABLE SECURITIES

Marketable securities are comprised of the following securities with an average weighted yield of 0.39% [2009 - 0.70%]:

	Amortized cost $	Gross unrealized gains $	Gross unrealized losses $	Estimated fair value $
As at September 30, 2010
Maturing within one year
Government-backed commercial paper	29,389	-	(70)	29,319

As at December 31, 2009
Maturing within one year
Government-backed commercial paper	1,012	-	(158)	854

None of the marketable securities held as at September 30, 2010 or December 31, 2009 have been in an unrealized loss position for more than twelve months. The gross unrealized losses as at September 30, 2010 are primarily related to one marketable security denominated in U.S. dollars and result from an unfavourable currency fluctuation, in addition to one marketable security denominated in Canadian dollars.

During the three- and nine-month periods ended September 30, 2010, as a result of disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to $184 and $184, respectively [2009 - nil and $1,668, respectively], and gross realized losses amounted to nil and $178, respectively [2009 - nil and $43, respectively], and were included in the consolidated statements of operations. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined by specific identification.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

5.	INVENTORIES

	September 30, 2010 $	December 31, 2009 $
Raw materials	1,272	1,567
Intermediate finished goods	1,573	790
Finished goods	715	280
	3,560	2,637

During the three- and nine-month periods ended September 30, 2010, inventories in the amount of $1,612 and $4,873, respectively [2009 - $1,892 and $5,797, respectively] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of nil and $8, respectively [2009 - $17 and $36, respectively].

Reversals of write-downs recorded as a reduction of cost of goods sold for the three- and nine-month periods ended September 30, 2010, amounted to nil [2009 - $14 and $423, respectively].

6.	LONG-TERM INVESTMENTS

	September 30, 2010 $	December 31, 2009 $
Long-term Notes [i]	3,220	2,885
Term loan receivable [ii]	15,312	-
	18,532	2,885

[i]	Long-term Notes

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper [“Montreal Proposal ABCP”] with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 21, 2009, the Company received in exchange of its Montreal Proposal ABCP long-term investments having a face value of $5,683, consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes [collectively, the “Long-term Notes”], all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which was recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.50%: (i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, (ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and (iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

6.	LONG-TERM INVESTMENTS [CONT’D]

[i]	Long-term Notes [Cont’d]

On September 30, 2010, the Company remeasured the estimated fair value of its Long-term Notes. The Company reviewed its assumptions to factor in new information available, as well as the changes in credit market conditions. During the three-month period ended September 30, 2010, a limited number of transactions were reported in the marketplace involving Class A-1, Class A-2, Class B and Class C Notes. Consequently, the Company did not take these transactions into account in measuring the estimated fair value of its Long-term Notes since, in its opinion, there were too few of them to meet the definition of an active market. Should these notes begin trading in an active market, the Company will review its valuation assumptions accordingly.

Given the lack of an active market, the Company currently estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used at prior reporting dates. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.00% to 2.00% until their maturity which is assumed to be at the end of 2016. A discount rate of 7.20% was used for the Class A-1 Notes, 9.70% for the Class A-2 Notes, and 20.70% for the Class B Notes, resulting in a weighted average discount rate of approximately 10.00% [December 31, 2009 - 11.50%]. The discount rates consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency, and nature of the underlying assets. The fair value of the Class C Notes is estimated to be nil due to the significant uncertainty as to the ultimate collectability of these Notes as a result of their estimated credit risk.

As at September 30, 2010, the fair value of the Long-term Notes is estimated to be approximately $3,220. Consequently, during the three- and nine-month periods ended September 30, 2010, the Company recorded in interest income an increase in the fair value of its Long-term Notes of $85 and $335, respectively [2009 - nil].

The following table details the change in the carrying value of the Long-Term Notes:

$
As at December 31, 2009	2,885
Increase in estimated fair value	335
As at September 30, 2010	3,220

As the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at September 30, 2010, the fair value reported in subsequent periods may change materially. The most significant variable is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential discount rates which resulted in an estimated fair value of its Long-term Notes ranging from $3,019 to $3,627. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $176.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

6.	LONG-TERM INVESTMENTS [CONT’D]

[ii]	Term loan receivable

The term loan receivable from a joint venture [note 14] of $15,312 [US$14,875] bears interest at the Wall Street Journal Prime Rate plus 3%, or 6.25% as at September 30, 2010, receivable semi-annually until the maturity date of the term loan on May 20, 2015.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2010 $	December 31, 2009 $
Trade payables and accruals	6,701	5,433
Patent defense litigation costs	9,335	9,479
Accrued payroll and related expenses	2,232	1,903
Restructuring costs payable	-	473
Other	1,496	836
	19,764	18,124

Under a cost-sharing agreement, the patent defense litigation costs are being settled with 50% of the royalties earned from the commercialization of the Company’s once-daily tramadol product in the U.S. until such costs are fully paid. Any unpaid balance as at December 31, 2010 will be paid by the Company. The provision for patent defense litigation costs bears interest at the Wall Street Journal Prime Rate plus 2%, or 5.25% as of September 30, 2010.

8.	LONG-TERM DEBT

	Sept. 30, 2010 $	Dec. 31, 2009 $
Term loan of US$20,000, maturing on December 1, 2012, bearing interest at 10.95%, interest-only payments until December 1, 2010 and subsequently repayable in 24 monthly payments of $959 [US$932] including principal and interest	20,589	20,988
Adjustment for the debt discount, transaction costs and value assigned to the warrants	(892)	(1,040)
	19,697	19,948
Term loan of US$14,875, bearing interest at the Wall Street Journal Prime Rate plus 3%, or 6.25% as of September 30, 2010, semi-annual interest-only payments until maturity on May 20, 2015 [note 13]	15,312	-
Revolving credit facility, bearing effective interest at 1.85% as of September 30, 2010, no principal repayment until maturity on June 17, 2012	2,544	2,549
	37,553	22,497
Less: current portion	5,968	3,558
	31,585	18,939

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

8.	LONG-TERM DEBT [CONT’D]

In May and June 2010, the Company signed fourth and fifth amendments to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007, October 2008 and June 2009. The fourth amendment allowed the Company to transfer certain assets, given as collateral to the lender, to the newly formed joint venture [note 13]. The fifth amendment to the loan postpones the date from which the Company is required to begin repaying principal on the loan from July 1, 2010 to January 1, 2011, and changes the maturity date of the loan from June 1, 2012 to December 1, 2012. Both amendments have been accounted for as a modification to the term loan and, consequently, resulted in no gain or loss.

The financing fees related to the fourth and fifth amendments to the term loan amounted to $550. These costs were recorded as a reduction of the carrying value of the long-term debt and are being amortized over the remaining term of the loan using the effective interest method. As a result of the debt discount, transaction costs, and the value assigned to warrants issued as part of the term loan agreement, the effective interest rate of the amended term loan is now approximately 16.30% [December 31, 2009 - 15.90%]. The term loan is collateralized by a first rank lien on most of the Company’s assets except for a second rank lien on the Long-term Notes and excluding its intellectual property and the assets of the joint venture [note 13], which are not subject to any lien. All other terms of the amended term loan agreement remain the same.

Principal repayments of the long-term debt for the next five twelve-month periods ending September 30 are as follows:

$
2011	7,179
2012	13,089
2013	2,865
2014	—
2015	15,312
38,445

9.	SHAREHOLDERS’ EQUITY

Capital stock transactions

In January 2010, pursuant to the draw-down notice presented to YA Global Master SPV LTD [the “Purchaser”] on December 20, 2009 with respect to the standby equity distribution agreement [“SEDA”], the Company received an amount of $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount, thereby increasing the capital stock by $1,000. Share issuance costs amounted to $16.

In February 2010, the Company completed a secondary public offering resulting in gross proceeds of $22,751, for the issuance of 13,529,412 units. Each unit is comprised of one common share and a warrant to purchase one-half of a common share. The issuance costs of the units amounted to $699. The net proceeds were allocated to capital stock and warrants based on their relative fair values.  The fair value of the warrants was estimated using the Black-Scholes option pricing model using a volatility of 106%, expected life of three years and a risk-free interest rate of 1.23%. As a result of this public offering, capital stock was increased by $16,792 and warrants increased by $5,260.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

9.      SHAREHOLDERS’ EQUITY [Cont’d]

Capital stock transactions [Cont’d]

During the three- and nine-month periods ended September 30, 2010, nil and 100,000 warrants [2009 - 411,130 and 565,000] were exercised for a cash consideration of nil and $89 [2009 - $366 and $503], respectively, resulting in an increase in capital stock by nil and $153 [2009 - $630 and $866] and a decrease in warrants by nil and $64 [2009 - $264 and $363], respectively.

During the three- and nine-month periods ended September 30, 2010, nil and 3,700 stock options [2009 - nil and 20,600] were exercised for a total cash consideration of nil and $4 [2009 - nil and $24], respectively, resulting in an increase in capital stock of nil and $6 [2009 - nil and $41] and a reduction in contributed surplus of nil and $2 [2009 - nil and $17], respectively.

Warrants

In December 2007, as part of an amendment to the term loan agreement, the Company issued 1,460,152 warrants to purchase one common share per warrant at an exercise price of $0.89. These warrants expire on December 28, 2012, and 795,152 warrants are outstanding and exercisable as at September 30, 2010.

As part of the public offering completed in February 2010, 13,529,412 warrants are outstanding and are exercisable since August 2010 (six months from original date of issuance); they expire in February 2013 (three years from original date of issuance). The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30.

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the nine-month periods ended September 30, 2010 and 2009 are as follows:

	2010		2009
	#	$	#	$
Balance, beginning of period	4,932,483	3.71	4,081,745	4.57
Options granted	967,900	1.56	1,337,705	1.50
Options exercised	(3,700)	0.96	(20,600)	1.18
Options expired	(325,100)	3.14	(388,000)	5.37
Options forfeited	(99,433)	4.19	(33,300)	2.18
Balance, end of period	5,472,150	3.36	4,977,550	3.71
Options exercisable at end of period	4,452,981	3.77	3,709,745	4.39

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

9.	SHAREHOLDERS’ EQUITY [CONT’D]

Stock option plan [Cont’d]

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	For the three months ended:		For the nine months ended:
	September 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
Expected volatility	-	-	82%	100%
Expected life	-	-	6.0 years	5.0 years
Risk-free interest rate	-	-	3.06%	1.85%
Dividend yield	-	-	Nil	Nil
Weighted average grant date fair value [per option]	-	-	$1.10	$1.12

During the three- and nine-month periods ended September 30, 2010, a compensation expense of $135 and $970, respectively, net of estimated forfeitures, has been recognized [2009 - $136 and $1,339, respectively] for stock options granted to employees and directors, and has been charged to contributed surplus.

Additional information concerning stock options as at September 30, 2010 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices$	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
	#	[in years]	$	#	$
0.70 to 0.96	213,195	4.4	0.91	199,861	0.92
1.21 to 1.62	2,487,005	5.7	1.48	1,531,137	1.45
1.81 to 2.57	1,141,250	4.5	2.45	1,091,283	2.46
3.94 to 3.94	35,000	0.1	3.94	35,000	3.94
6.61 to 9.72	1,595,700	1.9	7.25	1,595,700	7.25
	5,472,150	4.3	3.36	4,452,981	3.77

10.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 for each of the three-month periods ended September 30, 2010 and 2009 and net of estimated government assistance of $900 for each of the nine-month periods ended September 30, 2010 and 2009.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

11.	CONTINGENCIES

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company has always considered that no amount is owing. During the year ended December 31, 2009, informal settlement discussions were initiated between the parties, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. The Company has consequently accrued a selling, general and administrative expense of $450 in the year ended December 31, 2009, which is the estimated amount it would expect to pay if a settlement is reached.

The Company had entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement included a clause requiring the purchase of minimum quantities of product under certain conditions. Under the terms of the agreement, any shortfall on the purchase commitments may have resulted, in certain circumstances, in an indemnification payment by the Company at the end of the term of the agreement. In August 2010, the Company and the third party amended the terms of the agreement and the minimum purchase commitments and related indemnification payment were eliminated.

12.	FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial instruments - Recognition and measurement” section of note 2 to the annual consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized. As at September 30, 2010, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	Held-for- trading $	Available- for-sale $	Loans and receivables $	Other financial liabilities $	Total carrying value $	Fair value $
Financial assets
Cash and cash equivalents	22,901	-	-	-	22,901	22,901
Marketable securities	-	29,319	-	-	29,319	29,319
Accounts receivable [excluding sales tax receivable]	-	-	6,331	-	6,331	6,331
Restricted investments	-	219	-	-	219	219
Long-term Notes	3,220	-	-	-	3,220	3,220
Term loan receivable	-	-	15,312	-	15,312	16,418
	26,121	29,538	21,643	-	77,302	78,408
Financial liabilities
Accounts payable and accrued liabilities [excluding certain reserves]	-	-	-	18,209	18,209	18,209
Long-term debt	-	-	-	37,553	37,553	40,650
	-	-	-	55,762	55,762	58,859

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

12.	FINANCIAL INSTRUMENTS [CONT’D]

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	the fair value of marketable securities has been determined by reference to published price quotations in active markets (Level 1);

•
given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted investments and accounts payable and accrued liabilities approximates their carrying value;

•	the Long-term Notes are recorded at their estimated fair value using the methods and assumptions described in note 6 (Level 3);

•
the estimated fair values of term loan receivable and long-term debt were determined by discounting expected cash flows at rates the Company would expect in the marketplace for similar loans and debts.

13.	INTERESTS IN JOINT VENTURES

On May 20, 2010, the Company established a joint venture with Gruppo Angelini [“Angelini”] for the commercialization of OLEPTRO™ in the United States. OLEPTRO™ is a novel once-daily formulation of the antidepressant trazodone which was approved for sale in the United States by the U.S. Food and Drug Administration on February 2, 2010. The joint venture [“Angelini Labopharm”] is 50%-owned by each of the Company and Angelini [the “Partners”].

As part of the joint venture agreement, the Company granted Angelini Labopharm the exclusive right to market and sell OLEPTRO™ in the United States. In exchange, the Company received  a total consideration from Angelini Labopharm comprised of the following: (i) a 50% ownership interest in Angelini Labopharm and term loan receivable having a combined value of US$26,000 based on Angelini’s cash contribution to the joint venture; (ii) a cash payment of US$26,000 from Angelini Labopharm; and (iii) the Company is eligible to receive up to US$40,000 from Angelini Labopharm upon OLEPTRO™ achieving certain sales milestones (or US$20,000 after giving effect to the Company’s 50% participation in the joint venture).

The Partners each initially contributed US$14,000 to Angelini Labopharm to fund a total of US$28,000 in initial working capital to support the launch of OLEPTRO™. The Partners will each be entitled to 50% of Angelini Labopharm’s net income and, as of September 30, 2011, all excess cash flows will be distributed to the Partners on a quarterly basis. The ongoing cash requirements of Angelini Labopharm will be reviewed on a quarterly basis and the Partners will jointly make additional contributions as required and as mutually agreed upon until June 2012.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

13.	INTERESTS IN JOINT VENTURES [CONT’D]

Considering the cash received, net of the cash initially contributed to Angelini Labopharm, and the Company’s commitment to contribute additional funds, the Company deferred the revenue in the amount of $27,199 [US$26,000], resulting from the formation of the joint venture. This amount is being recognized into revenue over a five-year period representing the expected useful life of the license. During the three- and nine-month periods ended September 30, 2010, $1,360 and $1,813, respectively, of the deferred revenue was recognized as licensing revenue.

The major components of the Company’s interest in Angelini Labopharm are as follows:

September 30, 2010 $
Consolidated balance sheets
Cash and cash equivalents	5,501
Other current assets	2,906
Long-term assets	156
Current liabilities	4,605
Long-term debt	15,312
	For the three months ended September 30, 2010 $	For the nine months ended September 30, 2010 $
Consolidated statements of operations
Revenues	41	41
Cost of goods sold	19	19
Selling, general, and administrative and other expenses	6,828	10,205
Financial expenses	246	354
Net loss	(7,052)	(10,537)

Consolidated statements of cash flows
Operating activities	(6,925)	(8,839)
Investing activities	(113)	(159)
Financing activities	-	14,644
Foreign exchange gain on cash held in foreign currencies	(161)	(145)

As of October 2010, Angelini Labopharm will start occupying certain facilities under an operating lease arrangement. The Company’s proportionate share of the estimated future minimum annual payments under this operating lease for the next four twelve-month periods ending September 30 are as follows:

$
2011	102
2012	127
2013	140
2014	12
381

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

14.    RELATED PARTY TRANSACTIONS

During the three- and nine-month periods ended September 30, 2010, the Company entered into the following transactions with Angelini Labopharm which represent the portion of transactions or balances not eliminated upon proportionate consolidation and are included in the consolidated statements of operations:

	For the three months ended:		For the nine months ended:
	September 30, 2010 $	September 30, 2009 $	September 30, 2010 $	September 30, 2009 $

Product sales	448	-	1,464	-
Services revenue	479	-	1,128	-
Interest income	246	-	354	-

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The consolidated balance sheets include the following balances with the joint venture:

	September 30, 2010 $	December 31, 2009 $
Accounts receivable	1,716	-
Term loan receivable	15,312	-

15.    RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These unaudited interim consolidated financial statements were prepared in accordance with Canadian GAAP for interim financial statements. As permitted under U.S. GAAP, certain disclosures normally required in annual financial statements have been omitted. The accounting policies which the Company would adopt in order to conform to U.S. GAAP, as well as certain additional disclosures required under U.S. GAAP, are the same as those presented in the Company’s most recent annual audited consolidated financial statements, and are set forth in note 27 of the most recent financial statements for the year ended December 31, 2009, except as described hereafter. In the opinion of management, all normal, recurring adjustments considered necessary for a fair presentation under U.S. GAAP have been included.

[a]	Patent and intellectual property costs

During the three- and nine-month periods ended September 30, 2010, the Company recorded as intangible assets internally generated patents which relate to a product approved for sale, or acquired certain patents or intellectual property rights, for an amount of $8 and $49, respectively [2009 - $4 and $57, respectively], which will be amortized over a weighted average period of approximately 13 years [2009 - 11 years] under U.S. GAAP.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

15.    RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

[b]	Derivative liability - warrants

Under Canadian GAAP, the Company recorded an increase to warrants and a reduction in the carrying value of the term loan amounting to $549, which was the estimated fair value of the 292,030 warrants which vested as a result of the third amendment to the term loan agreement in June 2009. The reduction to the carrying value of the term loan will be accreted over the remaining term of the loan as a non-cash financial expense using the effective interest rate method.

Under U.S. GAAP, the above adjustment was reversed and the Company recorded a derivative liability based on its estimated fair value, which is remeasured at each reporting date. As a result, the Company recorded a loss of $12 and a gain of $318, for the three- and nine-month periods ended September 30, 2010, [2009 - a gain of $225 and $190], respectively, and a corresponding increase and decrease [2009 - decrease] to the carrying value of the derivative liability resulting from the change in its estimated fair value. The accreted non-cash financial expense under Canadian GAAP for the three- and nine-month periods ended September 30, 2010 in the amount of $45 and $169, respectively [2009 - $58], was reversed.

The estimated fair value of this derivative liability was determined as at September 30, 2010 and December 31, 2009 using the Black-Scholes option pricing model and the following assumptions:

	September 30, 2010	December 31, 2009
Expected volatility	129%	122%
Expected life	2.25 years	3.0 years
Risk-free interest rate	1.42%	2.51%
Dividend yield	Nil	Nil

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

15.    RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

The effect of the above on the Company’s consolidated financial statements as well as the other accounting policies the Company would adopt in order to conform to U.S. GAAP, as set forth in note 27 of the most recent annual financial statements for the year ended December 31, 2009, is set out below:

Reconciliation of consolidated net loss and comprehensive loss

	For the three months ended:		For the nine months ended:
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	$	$	$	$

Net loss for the period under Canadian GAAP	(7,235)	(6,904)	(21,524)	(19,752)
Adjustment for:
Impact of reversal of previously recorded inventory write-downs	—	—	—	(13)
Patent and intellectual property costs [a]	(6)	(3)	(20)	(18)
Change in fair value of the derivative liability – warrants [b]	(12)	225	318	190
Financial expenses [b]	45	58	169	58
Net loss for the period under U.S. GAAP	(7,208)	(6,624)	(21,057)	(19,535)
	(140)	(24)	42	(1,421)
Unrealized net gains and/or losses on marketable securities in prior periods transferred to net loss in the current period
Changes in unrealized gains or losses on marketable securities	(70)	(419)	46	(961)
Cumulative translation adjustment	283	—	208	—
Comprehensive loss for the period under U.S. GAAP	(7,135)	(7,067)	(20,761)	(21,917)
Net loss per share under U.S. GAAP – basic and diluted	(0.10)	(0.12)	(0.30)	(0.34)

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

15.    RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

Reconciliation of consolidated net loss and comprehensive loss [Cont’d]

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as that used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected consolidated balance sheets accounts under U.S. GAAP are as follows:

	Canadian		U.S.
	GAAP	Adjustments	GAAP
	$	$	$
As at September 30, 2010
Inventories	3,560	(131	3,429
Property, plant and equipment	7,714	264	7,978
Intangible assets [a]	1,864	(275)	1,589
Derivative liability – warrants [b]	—	211	211
Long-term debt [b]	37,553	262	37,815
Capital stock	260,251	4,024	264,275
Warrants [b]	6,133	(549)	5,584
Contributed surplus	17,353	6,349	23,702
Deficit	(295,149)	(10,439)	(305,588)
As at December 31, 2009
Inventories	2,637	(131)	2,506
Property, plant and equipment	8,575	334	8,909
Intangible assets [a]	2,018	(325)	1,693
Derivative liability – warrants [b]	—	529	529
Long-term debt [b]	22,497	431	22,928
Capital stock	242,316	4,024	246,340
Warrants [b]	937	(549)	388
Contributed surplus	16,385	6,349	22,734
Deficit	(273,625)	(10,906)	(284,531)

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

15.    RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

Additional disclosures required under U.S. GAAP are as follows:

[i]	Intangible assets

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at September 30, 2010 amount to $2,255 and $666, respectively [as at December 31, 2009 - $2,206 and $513, respectively]. Amortization expense for intangible assets for the three- and nine-month periods ended September 30, 2010 amounted to $51 and $152, respectively [2009 - $49 and $147, respectively].

[ii]	Joint ventures

Under Canadian GAAP, investments in jointly-controlled entities are accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission [“SEC”] permitting the Company to exclude the disclosure of such differences which affect only the display and classification of financial statement items excluding shareholders’ equity (deficiency) and net income (loss). Angelini Labopharm meets the requirements of this accommodation.

[iii]	Recent accounting pronouncements

In August 2010, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] No. 2010-21, Accounting for Technical Amendments to Various SEC Rules and Schedules [“ASU 2010-21”]. This update provides amendments to SEC paragraphs pursuant to Release No. 33-9026, Technical Amendments to Rules, Forms, Schedules and Codification of Financial Reporting Policies. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2010, the FASB issued ASU No. 2010-22, Accounting for Various Topics - Technical Corrections to SEC Paragraphs [“ASU 2010-22”]. This announcement made by the SEC staff amends various SEC paragraphs based on external comments received and the issuance of Staff Accounting Bulletin [“SAB”] 112, which amends or rescinds portions of certain SAB topics. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

16.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2010 [thousands of Canadian dollars, except share and per share amounts]

17.	SUBSEQUENT EVENTS

On October 13, 2010, the Company signed three new exclusive licensing and distribution agreements with Paladin Labs Inc. [“Paladin”] for the right to market and sell two additional products in certain countries, including the first such agreement for a product based on the Company’s own INTELLITABTM technology platform for the development of misuse-deterrent and tamper-resistant formulations of existing medications.

Under the terms of all three agreements, the Company will receive a transfer price on product supply based on a percentage of the anticipated selling price. In addition, the Company is eligible to receive up to a combined total of $7,200 between the three agreements related to the achievement of certain regulatory approval and sales milestones.

As part of the agreements, Paladin advanced the Company an amount of $10,000. The Company will repay the cash advance by offsetting against a portion of the amount receivable from Paladin for future product sales of TRIDURALTM (once-daily tramadol in Canada) to Paladin for distribution in Canada. The cash advance is unsecured and bears interest payable semi-annually at a rate of 16% per annum, commencing on April 1, 2011. Any outstanding principal matures on May 1, 2012, is repayable in cash, and is subject to an extension of the term under certain conditions, of up to six months.